Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

December 10, 2013

Registration Statement No. 333-173672

Supplementing the Prospectus Supplement and Prospectus,

each dated April 21, 2011, as supplemented by

Supplement No. 1, dated April 3, 2013

John Deere Capital Corporation

$500 million Floating Rate Senior Notes Due December 10, 2015

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series E
Issue Size:	$500 million
Trade Date:	December 10, 2013
Settlement Date (T+3):	December 13, 2013
Maturity Date:	December 10, 2015
Coupon:	3-Month USD LIBOR + 12 bps
Benchmark:	3-Month USD LIBOR
Coupon Payment Dates and Interest Reset Dates:	Quarterly on the 10th of March, June, September and December, commencing on March 10, 2014 and ending on the maturity date.
Interest Determination Dates:	2 London Business Days prior to each Interest Reset Date
Initial Interest Determination Date:	December 11, 2013
Day Count:	Actual / 360, Adjusted
Day Count Convention:	Modified Following, Adjusted
Redemption Provision:	N/A
Price to Public:	100.000% plus accrued interest from December 13, 2013
Gross Spread:	0.100%
Net Proceeds (%):	99.900% plus accrued interest from December 13, 2013
Net Proceeds ($):	$499,500,000 plus accrued interest from December 13, 2013
CUSIP:	24422ESG5
Joint Book-Running Managers:	Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Mitsubishi UFJ Securities (USA), Inc.
Co-Managers:	BBVA Securities Inc.
Morgan Stanley & Co. LLC
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848.

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